SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: December 28, 2012

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No ___X__

Exhibits

99.1 Press Release dated November 6, 2012

Exhibit 99.1

PRESS RELEASE

Bonso to exhibit at 2013 InterWeighing show in Shanghai, China

HONG KONG, November 6, 2012 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, announced that the company will take part in the 2013 China International Weighing Instrument Exhibition (“InterWeighing 2013”) on April 22 to 24, 2013. InterWeighing is an international weighing industry expo organized by China Weighing Instrument Association once every year. It is the world’s largest trade show in the weighing industry.

Bonso’s booth will be located at B386-387 in the Shanghai Everbright Convention & Exhibition Center on No.78, CaoBao Road, Shanghai, China. Bonso's participation in this event will enhance Bonso's brand value and exposure to the domestic market in China. All customers and shareholders are welcome to visit our booth. For more information about the exhibition, please visit http://www.interweighing.com/.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: December 28, 2012	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary